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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jump Trading, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 West Chicago Ave Suite 600
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen Hickey		
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Colleen Hickey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jump Trading, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ALEXANDRA GRACE NEWSOME
Notary Public, State of Illinois
Commission No. 1004116
My Commission Expires February 06, 2029

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JUMP TRADING, LLC

FINANCIAL STATEMENT
Including Report of Independent Registered Public Accounting Firm
As of December 31, 2024

JUMP TRADING, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Jump Trading, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Jump Trading, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 3, 2025

We have served as the Company's auditor since 2016.

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024
(Expressed in U.S. dollars in thousands unless otherwise stated)

ASSETS		
Cash and cash equivalents	$	44,588
Securities owned, at fair value		1,231,639
Securities purchased under agreements to resell		225,910
Due from broker-dealers, exchanges, and clearing organizations		497,137
Rebates receivable from exchanges		23,225
Due from related parties		10,587
Other assets		1,939
TOTAL ASSETS	**$**	**2,035,025**
LIABILITIES		
Due to broker-dealers, exchanges, and clearing organizations	$	62,142
Accounts payable and accrued expenses		33,756
Securities sold, not yet purchased, at fair value		1,399,747
Securities sold under agreements to repurchase		168,938
Due to related parties		75,768
Other liabilities		1,302
TOTAL LIABILITIES		**1,741,653**
MEMBER'S EQUITY		**293,372**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**2,035,025**

The accompanying notes are an integral part of this financial statement

NOTE 1 Nature of Operations

Jump Trading, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and is a member of various exchanges. The Company became a FINRA member during the year ended December 31, 2024. The Company engages in various trading activities primarily in exchange traded futures, exchange traded options, exchange traded funds, equities and fixed income securities. All trading activities are proprietary and done for the benefit or loss of the member and no customer accounts are maintained. The Company clears its trading activity through other broker-dealers, as well as through an affiliate, Jump Trading Futures, LLC (“Jump Futures”). In addition, the Company self clears some of its futures and equities transactions. The Company is also a market maker at certain exchanges.

The Company is organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. As a limited liability company, the member's liability is limited to the extent of its direct equity investment.

Jump Trading Holdings, LLC (“Jump Holdings”) owns 100% of the Class A shares of the Company. Jump Holdings also owns Jump Trading Futures, LLC (“Jump Futures”), Jump Trading International, Ltd. (“Jump International”), Jump Trading Global, Ltd. (“Jump Global”), Jump Trading Europe B.V. (“Jump Europe”), JTP Holdings Pte Ltd. (”JTP Holdings”), Jump Trading Cayman, Ltd. (“Jump Cayman”), Jump Trading Credit, Ltd. (“Jump Credit”), Jump Execution, LLC ("Jump Execution"), and a few other smaller subsidiaries. JTP Holdings is the holding company of Jump Trading Pacific Pte Ltd. (“Jump Pacific”), Jump Trading Financial India Private Limited (“Jump India”), Jump Operations Australia Pty Ltd. (“Jump Australia”), and Yue Shen Investment Advisory Services (Shanghai) Co. Ltd. (“Yue Shen”). Jump Financial, LLC (“Jump Financial”) is the parent company of Jump Holdings. Jump Financial owns 100% of Jump Operations, LLC (“Jump Operations”) and Jump Systems, LLC (“Jump Systems”).

NOTE 2 Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates.

(Expressed in U.S. dollars in thousands unless otherwise stated)

Securities and Derivatives Transactions

Proprietary securities and derivatives transactions in regular way trades are recorded on the trade date. Fair values of exchange traded futures are recorded in the Statement of Financial Condition within Due from/to broker-dealers, exchanges, and clearing organizations and in Due from/to related parties for the trading activity cleared through an affiliate. Fair values of securities and options are recorded in Securities owned, at fair value or Securities sold, not yet purchased, at fair value.

Amounts receivable and payable for securities and derivatives transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition within Due from/to broker-dealers, exchanges, and clearing organizations and in Due from/to related parties for the trading activity cleared through an affiliate. The amounts are presented net, by counterparty, when the Company has legal right of offset.

Rebates receivable from exchanges

As of December 31, 2024, the rebates receivable from exchanges balance consisted primarily of liquidity rebates due from exchanges.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and deposits with maturities of three months or less at the date of acquisition. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation up to $250. The Company has cash balances in excess of $250 with various financial institutions as of December 31, 2024. Money market funds are valued based upon the published net asset value (NAV) on each measurement date. Money market funds are considered level 1 assets under the ASC 820 fair value hierarchy. The Company did not have any cash equivalents or restricted cash balances as of December 31, 2024.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into overnight reverse repurchase and repurchase agreements. The Company accounts for these transactions as secured borrowings. The following table shows the Company's open securities purchased under agreements to resell and securities sold under agreements to repurchase as included in the Statement of Financial Condition:

Securities purchased under agreements to resell (reverse repurchase agreements)	$225,910
Securities sold under agreements to repurchase (repurchase agreements)	168,938

(Expressed in U.S. dollars in thousands unless otherwise stated)

Reverse repurchase and repurchase agreements are carried at their contractual amounts plus accrued interest, which approximates fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments. The underlying securities in these transactions are generally comprised of U.S. government securities. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations can be directly affected by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to take possession of the securities purchased under agreements to resell unless such securities are held in a counterparty's segregated account as collateral for securities purchased under agreements to resell with the counterparty.

Securities Sold, Not Yet Purchased, at Fair Value

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $1,399,747 in Securities sold, not yet purchased, at fair value on the Statement of Financial Condition as of December 31, 2024. There is risk the Company may settle these obligations at amounts that may differ materially from amounts recorded and the risk is unlimited.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. The Company may enter into derivatives for economic hedging purposes. Fair value for exchange traded derivatives, principally futures and options, are based on quoted market prices.

Other Assets

As of December 31, 2024, the other assets balance consisted primarily of prepaid expenses and exchange memberships. The Company's exchange memberships are trading rights which represent the right to conduct business on the exchange. These exchange memberships are carried at their cost, less any recognized impairment. They are reviewed annually for impairment as of December 31, 2024 or when events indicate there may be an impairment. The estimated fair value of the Company's exchange memberships is based on quoted market prices or the most recent sale price. During the year ended December 31, 2024, the Company did not recognize an impairment charge on these exchange memberships. The prepaid expense balance consisted primarily of prepayments made for services to be received in the future which are amortized on a straight-line basis over the service period.

Accounts Payable and Accrued Expenses

As of December 31, 2024, the accounts payable and accrued expenses balance consisted primarily of exchange fees payable.

(Expressed in U.S. dollars in thousands unless otherwise stated)

Income Tax

As a limited liability company with a single owner, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. All income and expense of the Company is reported on the tax returns of the Company's sole member, Jump Holdings. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with ASC 740, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more likely than not threshold. Therefore, no tax provision, including any interest and penalties, has been recorded as of December 31, 2024.

Income tax returns filed or to be filed by the Company's sole member for the years ended December 31, 2021, 2022, 2023 and 2024 are also subject to examination by the relevant tax authorities.

Measurement of Credit Losses on Financial Instruments

The Company measures credit losses using the current expected credit loss (CECL) method, when applicable. The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected. The allowance is based on the credit losses expected to arise over the life of the asset and is adjusted each period for changes in expected lifetime credit losses. The Company elects to use the collateral maintenance practical expedient when eligible. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

The Company reviewed its receivable balances, including rebates receivable, receivables from broker-dealers, exchanges, and clearing organizations, receivables from related parties, and securities purchased under agreements to resell. The Company did not record an allowance for credit losses on any of these receivables as of December 31, 2024. The Company does not expect to settle any of the balances for an amount less than what is reported.

Receivables from broker-dealers, exchanges, and clearing organizations. The Company's receivables include amounts receivable from unsettled transactions, deposits, margin, and variation margin. Trades cleared through clearing organizations are settled daily. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amounts owed to the Company for a short period of time. The Company reviews the credit quality of its counterparties.

Rebates receivable. The Company's rebates receivable consists primarily of rebates receivable from exchanges. These rebates receivables are limited to the amount owed to the Company for a very short period of time.

Securities purchased under agreements to resell. The Company enters into overnight reverse repurchase and repurchase agreements. The Company applies the practical expedient based on collateral maintenance provisions for these balances.

Receivables from related parties. Receivables from related parties are typically limited to the amount owed to the Company for a very short period of time as amounts are settled frequently between the Company and its affiliates.

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 3 Derivative Financial Instruments

As of December 31, 2024, the Company had the following open derivative positions:

(Number of contracts in whole numbers)	Assets		Liabilities	
	Fair Value	**Number of Contracts**	**Fair Value**	**Number of Contracts**
Commodity risk				
Futures contracts	$ 669	1,010	$ (621)	580
Equity risk				
Futures contracts	8,624	7,018	(2,545)	2,786
Option contracts	242	559	(118)	258
Foreign currency risk				
Futures contracts	60	114	—	—
Interest rate risk				
Futures contracts	23	45	(117)	660
Cryptocurrency risk				
Futures contracts	302	33	(50)	268
Total	**$ 9,920**	**8,779**	**$ (3,451)**	**4,552**

Futures variation margin is included in Due from/to broker-dealers, exchanges, and clearing organizations, or Due from related parties for the trading activity cleared through an affiliate. Fair values of options contracts are recorded in Securities owned, at fair value or Securities sold, not yet purchased, at fair value.

(Expressed in U.S. dollars in thousands unless otherwise stated)

The following tables represent derivative assets and derivative liabilities on a gross basis as well as amounts that are offset on the Statement of Financial Condition:

	Gross Amount	Gross Amount Offset	Net amount included on Statement of Financial Condition
Assets			
Commodity risk			
Futures contracts	$ 669	$ 593	$ 76
Equity risk			
Futures contracts	8,624	2,544	6,080
Option contracts	242	—	242
Foreign currency risk			
Futures contracts	60	—	60
Interest rate risk			
Futures contracts	23	16	7
Cryptocurrency risk			
Futures contracts	302	50	252
Total	**$ 9,920**	**$ 3,203**	**$ 6,717**
Cross-category counterparty netting			$ 82
Amount offset against cash collateral			—
Net amount included on Statement of Financial Condition			**$ 6,635**

(Expressed in U.S. dollars in thousands unless otherwise stated)

	Gross Amount	Gross Amount Offset	Net amount included on Statement of Financial Condition
Liabilities			
Commodity risk			
Futures contracts	$ 621	$ 593	$ 28
Equity risk			
Futures contracts	2,545	2,544	1
Option contracts	118	—	118
Foreign currency risk			
Futures contracts	—	—	—
Interest rate risk			
Futures contracts	117	16	101
Cryptocurrency risk			
Futures contracts	50	50	—
Total	**$ 3,451**	**$ 3,203**	**$ 248**
Cross-category counterparty netting			$ 82
Amount offset against cash collateral			21
Net amount included on Statement of Financial Condition			**$ 145**

NOTE 4 Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (otherwise known as the exit price). As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in Level 3 all of those whose fair value is based on significant unobservable inputs. The Company does not hold any Level 3 financial instruments as of December 31, 2024.

The Company's exchange-traded instruments and on-the-run treasuries are valued using quoted prices in active markets and are classified within Level 1 in the fair value hierarchy. Positions that are considered off-the-run treasuries are classified within Level 2 in the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2024.

(Expressed in U.S. dollars in thousands unless otherwise stated)

	Fair Value Measurements using Fair Value Hierarchy				
	Level 1	Level 2	Level 3	Counterparty Netting and Cash Collateral	Net Amount Included on Statement of Financial Condition
Assets					
Securities owned, at fair value:					
Equity securities	$ 1,053,818	$ —	$ —	$ —	$ 1,053,818
Equity options	242	—	—	—	242
U.S. Treasuries	24,601	152,978	—	—	177,579
Total securities owned, at fair value	$ 1,078,661	$ 152,978	$ —	$ —	$ 1,231,639
Futures	$ 9,678	$ —	$ —	$ (3,285)	$ 6,393

	Fair Value Measurements using Fair Value Hierarchy				
	Level 1	Level 2	Level 3	Counterparty Netting and Cash Collateral	Net Amount Included on Statement of Financial Condition
Liabilities					
Securities sold, not yet purchased, at fair value:					
Equity securities	$ 1,078,052	$ —	$ —	$ —	$ 1,078,052
Equity options	118	—	—	—	118
U.S. Treasuries	161,075	160,502	—	—	321,577
Total securities sold, not yet purchased, at fair value	$ 1,239,245	$ 160,502	$ —	$ —	$ 1,399,747
Futures	$ 3,333	$ —	$ —	$ (3,306)	$ 27

(Expressed in U.S. dollars in thousands unless otherwise stated)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were not measured at fair value on a recurring basis as of December 31, 2024. The carrying value approximates fair value due to the short-term nature of the underlying assets of these financial assets and liabilities not measured at fair value.

		Fair Value Measurements using Fair Value Hierarchy		
	Carrying Value	Level 1	Level 2	Level 3
Assets				
Cash	$ 44,588	$ 44,588	$ —	$ —
Due from broker-dealers, exchanges, and clearing organizations	490,744	—	—	490,744
Due from related parties	10,608	—	—	10,608
Securities purchased under agreements to resell	225,910	—	225,910	—
Total Assets	**$ 771,850**	**$ 44,588**	**$ 225,910**	**$ 501,352**
Liabilities				
Due to broker-dealers, exchanges, and clearing organizations	$ 62,115	$ —	$ —	$ 62,115
Due to related parties	75,768	—	—	75,768
Securities sold under agreements to repurchase	168,938	—	168,938	—
Total Liabilities	**$ 306,821**	**$ —**	**$ 168,938**	**$ 137,883**

(Expressed in U.S. dollars in thousands unless otherwise stated)

The following tables present, as of December 31, 2024, the gross liability for securities sold under agreements to repurchase disaggregated by classes of collateral pledged and by remaining contractual maturity of the agreements:

	Collateral	Overnight and open	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	U.S. Treasuries	$ 168,938	$ —	$ —	$ —	$ 168,938

The following table presents the gross and net reverse repurchase agreements and repurchase agreements and the related offsetting amounts associated with collateral pledged and received at December 31, 2024:

	Gross amounts of recognized assets and liabilities	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Fair value of securities collateral received/pledged	Net amount
Securities purchased under agreements to resell	$ 225,910	$ —	$ 225,910	$ 219,541	$ 6,369
Securities sold under agreements to repurchase	168,938	—	168,938	168,938	—

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 5 Due From/To Broker-Dealers, Exchanges, and Clearing Organizations

The Company clears many of its proprietary transactions through other broker-dealers. The amounts payable to broker-dealers and clearing organizations are collateralized by the securities owned by the Company. Included in Due from/to broker-dealers, exchanges, and clearing organizations are deposits, margin, unsettled transactions, and variation margin. As of December 31, 2024, all securities held at other broker-dealers, which are included in Securities owned, at fair value, on the Statement of Financial Condition, are pledged as collateral for securities sold, not yet purchased, and payables to clearing brokers. As of December 31, 2024, the Company had the following amounts Due from broker-dealers, exchanges, and clearing organizations and Due to broker-dealers, exchanges, and clearing organizations included in the Statement of Financial Condition:

		As of December 31, 2024
Due from broker-dealers, exchanges, and clearing organizations:		
Receivable from clearing brokers	$	489,877
Guarantee cash with clearing organizations		500
Margin cash deposits with exchanges and clearing organizations		367
Unsettled variation margin on futures contracts		6,393
Total	**$**	**497,137**
Due to broker-dealers, exchanges, and clearing organizations:		
Payables to clearing brokers	$	62,115
Unsettled variation margin on futures contracts		27
Total	**$**	**62,142**

NOTE 6 Trading Related Borrowings

The Company maintains an uncommitted line of credit agreement with a limit of $75,000 with a financial institution by which the Company may request daily loans solely for a portion of initial margin requirements. Per the terms of the agreement, the outstanding principal amounts are payable upon demand by the financial institution. As of December 31, 2024, the Company no outstanding balance on this line of credit.

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 7 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consisted of trading and investment securities at fair value, as follows as of December 31, 2024:

	Securities owned, at fair value	Securities sold, not yet purchased, at fair value
Securities:		
Equity securities	$ 1,053,818	$ 1,078,052
Equity options	242	118
U.S. Treasuries	177,579	321,577
Total	**$ 1,231,639**	**$ 1,399,747**

Note 8 Business Segments

The Company is engaged in a single line of business as a securities broker-dealer, which includes engaging in principal transactions that are done for the benefit or loss of the member. The Company has identified its Financial and Operations Principal ("FINOP") as the chief operating decision maker (“CODM”). The CODM evaluates the Company’s performance and manages its operations using net income. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as to reinvest profits or pay distributions to its Member. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company as a whole. Total assets for the Company as of December 31, 2024, are presented on the Statement of Financial Condition.

(Expressed in U.S. dollars in thousands unless otherwise stated)

NOTE 9 Related Parties

The following table presents amounts Due to and from related parties as of December 31, 2024:

	Due to related parties	Due from related parties	
Jump Operations	$ 62,171	$ —	[Note 1]
Jump Systems	12,344	—	[Note 2]
Jump Futures	—	10,100	[Note 3]
Jump Execution	—	487	[Note 4]
Other affiliates	1,253	—	[Note 5]
Total	**$ 75,768**	**$ 10,587**	

[Note 1] The Company entered into a shared service agreement with Jump Operations in November 2008, as amended January 1, 2018. The agreement covers trading community compensation expense, non-trading community compensation expense, and other various back office operating expenses, such as occupancy, professional services, and technology services, and shall continue unless cancelled by either party with thirty days' notice. Under the agreement, the Company pays its portion of allocated Jump Operations expenses. Outstanding balances are settled periodically in cash, but no later than ninety days after the end of the applicable calendar year.

In addition, the Company may receive amounts from, or remit amounts to, its affiliates pursuant to the transfer pricing policy of the Company and its affiliates. The transfer pricing policy is intended to ensure that the Company and its affiliates are reporting pre-tax results reflecting their respective contributions to the group and shall continue unless cancelled by either party with thirty days' notice. Outstanding balances are settled periodically in cash, but no later than ninety days after the end of the applicable calendar year.

[Note 2] The Company entered into a shared service agreement with Jump Systems in January 2012 as amended December 31, 2016. The agreement covers various technology infrastructure expenses and is automatically renewed annually unless cancelled by either party with sixty days' notice. Under the agreement, the Company pays its portion of allocated Jump Systems expenses plus a mark-up. Outstanding balances are settled periodically in cash, but no less than once a quarter.

[Note 3] The Company has a clearing agreement with Jump Futures. Jump Futures provides clearing services for the Company and collects fees for these services. The Company also has cash collateral on deposit with Jump Futures to satisfy its obligations with the exchange in relation to trading activity. Cash is transferred between the entities via margin calls and margin returns on an as needed basis. The balance due from Jump Futures as of December 31, 2024 includes the cash collateral deposit and one day of future variation

(Expressed in U.S. dollars in thousands unless otherwise stated)

margin for the trading activity cleared through Jump Futures. There is a receivable of $10,100 related to this activity within Due from related parties on the Statement of Financial Condition as of December 31, 2024. This agreement will continue indefinitely until terminated by either party.

In addition, Jump Futures is initially auto-debited by clearing organizations for exchange fees related to the Company's trading activity and similarly receives exchange fee rebates from clearing organizations. These payments and rebates do not reflect Jump Futures engaging in trading or providing clearing services on behalf of the Company but rather result from administrative processing arrangements with the clearing organizations. There is no outstanding balance related to this activity within Due to related parties on the Statement of Financial Condition as of December 31, 2024.

During the year, the Company received cash related to the settlement gains. In addition to the receipt of the amounts related to the Company's settlement gains, the Company also received cash for the portion of the total settlement proceeds attributable to Jump Futures. The Company remitted this amount in full to Jump Futures and no amount is outstanding as of December 31, 2024.

[Note 4] The Company entered into a platform agreement with Jump Execution in June 2022. The agreement covers use of Jump Execution's electronic trading services and shall continue unless cancelled by either party within thirty days' notice. Under the agreement, the Company pays its portion of fees, costs, taxes and expenses related to its use of Jump Execution's electronic trading services.

In addition, the Company pays cash to a clearing organization for exchange fees related to an affiliate's trading activity with the clearing organization. These payments are administrative in nature and do not reflect the Company providing trading or clearing services to the affiliate but rather result from administrative processing arrangements with clearing organizations. There is a receivable of $487 related to this activity within Due from related parties on the Statement of Financial Condition as of December 31, 2024. Outstanding balances are settled periodically in cash.

[Note 5] The Company receives cash for exchange rebates from a clearing organization related to an affiliate’s activity with the clearing organization and then remits the same amount to the affiliate. The Company does not trade on behalf of the affiliate or provide clearing services. Outstanding balances are settled periodically in cash. There is a payable of $389 related to this activity within Due to related parties on Statement of Financial Condition as of December 31, 2024.

In addition, an affiliate of the Company entered into an agreement with an exchange whereby the affiliate paid the fees directly to the exchange for trading activities of the Company and then receives the same amount from the Company. The Company did not trade on behalf of the affiliate or provide any services. There is a payable of $864 related to this activity within Due to related parties on Statement of Financial Condition as of December 31, 2024.

Global Intercompany Note

Jump Financial and certain direct and indirect subsidiaries of it (collectively, the "Group members") are party to a Global Intercompany Note whereby each Group member may loan and borrow money from any of the other Group members. There are no limits to the amounts that can be borrowed or advanced under the agreement. In addition, there are no termination dates for the agreement. Any unpaid principal amount would bear interest and both the principal and interest would be payable in cash at such times as agreed upon between the parties. No amounts were withdrawn, repaid, or outstanding under the Global Intercompany Note for the Company during the year ended and as of December 31, 2024.

Certain individuals who provide services to the Company are also members of an entity which has a minority ownership interest in Jump Holdings. This entity receives an allocation of income and loss, as well as distributions, from Jump Holdings. The Company recognizes compensation expense in the Statement of Operations for the amounts due to these individuals. As the amounts due to this entity are settled by Jump Holdings, the Company accounts for these as non-cash capital contributions in the Statement of Changes in Member's Equity.

In addition, the Company entered into an agreement with Jump Algorithms, LLC ("Algo") on January 1, 2013, whereby the Company assigns any intellectual property created by the Company to Algo in exchange for a nonexclusive license to Algo's intellectual property. There is no monetary exchange made by the Company to Algo for the use of their intellectual property. Either party may terminate the agreement, for any or no reason, upon written notice to the other party.

NOTE 10 Risks and Uncertainties

The Company is engaged in various trading activities with counterparties which primarily include broker-dealers, banks, and other financial institutions. The Company trades on centrally cleared exchanges as well as on other third party and proprietary trading platforms. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and/or the financial soundness of the clearing broker and the central clearinghouses. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty. Included in such counterparty-related risks as well as market risks are risks associated with potential operational malfunction of the proprietary trading platform of its affiliate group that is utilized by the Company.

The Company finances a significant portion of its securities transactions. The Company's financing activities are sensitive to interest rates. As benchmark interest rates increase and decrease, these movements may have an impact on the resulting interest recorded by the Company and that impact may be material to the Company's financial statements. Financing risks include the Company's exposure to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates that are commercially viable for the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the

(Expressed in U.S. dollars in thousands unless otherwise stated)

Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties. Increased market risk may also require additional margin to be posted. In addition to counterparty-imposed margin requirements, as a regulated broker-dealer, the Company also must comply with SEC-mandated Net Capital rules. Noncompliance with Net Capital rules could have a material negative impact on the Company.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, cryptocurrency prices, and currency prices. Social network-based/crowd-sourced trading have resulted in risk of severe and unexpected volatility in individual instruments that may have unforeseen consequences for holders of those instruments as well as for other instruments and market participants and therefore could negatively impact the Company. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company's trading volumes may vary significantly on an intraday basis as a result of changing market and economic conditions. Intra-day and end-of-day positions may not be representative of trading volumes conducted by the Company during the trading day.

In regards to written options, the writer of an option is exposed to the risk of loss if the market price of the underlying asset declines (in the case of a put option) or increases (in the case of a call option). The writer of the option can never profit by more than the premium paid by the buyer but can lose an unlimited amount in the case of written call options.

The maximum financial exposure for written put options is limited to the number of contracts written and the related strike prices (assuming that the sale price of the underlying security is zero). As of December 31, 2024, the Company has a maximum financial exposure of approximately $61 relating to written put option contracts. These written put option contracts have expirations from January 2025 to July 2025 as of December 31, 2024. As a result of writing option contracts, the Company is obligated to purchase or sell, at the holder's option, the underlying financial instrument. The maximum financial exposure of written put options contracts can be reduced if the Company sells short the underlying security as the written put options may reduce its maximum financial exposure. The fair value of these written put contracts as of December 31, 2024 is $67.

The Company relies on service providers, including some of which are affiliates of the Company, that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-U.S. currencies, securities that are denominated in non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar. Currency rates may fluctuate significantly over short periods of time for a number of

(Expressed in U.S. dollars in thousands unless otherwise stated)

reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

The Company has minimal sensitivity to interest rate changes. The Company trades interest bearing instruments but does not hold positions in those instruments for long periods of time, which is consistent with its overall business model. The Company monitors interest rates regularly for various aspects of the business and will be able to act accordingly based on the movement of interest rates. In the event that the Company decides to carry positions in interest bearing instruments, management will determine the appropriate amount of capital to allocate for the risk exposure created by the position.

NOTE 11 Contingencies and Commitments

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

Two putative class action lawsuits are pending against the Company: the Patterson case in California (Patterson vs. Terraform Labs, PTE, LTD. et al., Case No. 3:22-cv-03600, pending in the U.S. District Court for the Northern District of California) and the Kim case in Illinois (Kim vs. Jump Trading, LLC et al., Case No. 1:23-cv-02921, pending in the U.S. District Court for the Northern District of Illinois). Those cases arise in the cryptocurrency/digital token field out of the de-pegging of the Terra USD stable coin (which is also known as UST) from the U.S. dollar and the collapse in the value of the related Luna digital token as well. Despite the allegations in the complaints, the underlying events and allegations do not pertain to Jump Trading, LLC and, instead, pertain to Jump Crypto Holdings LLC and affiliates. The majority managing members who control the Company also control Jump Crypto Holdings, LLC.

The Company is involved in the MALLINCKRODT PLC, Adversary Proceeding No. 22-50435 (JTD) litigation in the United States Bankruptcy Court for the District of Delaware. The Company (along with numerous other trading and investment firms) is a defendant in this lawsuit seeking to avoid/claw back open market stock transactions related to a stock-buyback program of opioid manufacturer Mallinckrodt on the grounds that the stock was overvalued at the time of the buybacks because Mallinckrodt had not disclosed its expected future opioid-related liability and was allegedly insolvent at the time.

The Company is a defendant in a patent infringement case filed on December 24, 2024, by HFT Solutions. It is styled HFT Solutions, LLC vs. Jump Trading, LLC, Case No. 1:24-cv-13214, filed in the United States District Court for the Northern District of Illinois. The case concerns technology used in field programmable gate array computer chips manufactured by a third party.

(Expressed in U.S. dollars in thousands unless otherwise stated)

The Company is a defendant in a purported cryptocurrency market manipulation case in the United States District Court for the Northern District of Illinois filed on October 15, 2024, styled FactureLabs OÜ vs. Jump Trading, LLC (case number 24-cv-10249). The plaintiff has brought claims for alleged fraud and deceit, civil conspiracy, breach of contract, and breach of fiduciary duty to recover damages allegedly caused by the Company's alleged scheme to defraud FractureLabs and manipulate the market in connection with the initial exchange offering of its DIO token. Despite the allegations in the complaint, the underlying events and allegations do not pertain to Jump Trading, LLC and, instead, pertain to a wholly separate entity within Jump Trading Group that is not under the same holding company as the Company.

The Company is a defendant in Skywave Networks, LLC vs. William J. DiSomma et al, Case No. 1:24-cv-9650, filed on October 7, 2024 in the United States District Court for the Northern District of Illinois. It is a RICO lawsuit brought in which Skywave alleges, among other things, that the defendants improperly used shortwave experimental licenses for commercial trading and thereby injured Skywave.

Based on available information, it is the opinion of the Company that the ultimate resolution of these pending or threatened legal actions, both individually and in the aggregate, will not have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

The Company may enter into agreements with indemnifications in the normal course of business.

The Company entered into an uncollateralized letter of credit provided to one of its venues with an amount of $4,500. No draws were made on the letter of credit during the year. The expiration date of the letter of credit is July 1, 2025, however, the expiration date shall be automatically extended without notice or amendment for a period of one year on each successive expiration date, unless the beneficiary is notified at least ninety days prior to any expiration date that the letter of credit will not be extended beyond the current expiration date.

NOTE 12 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to use the Alternative method for calculating the Net Capital Requirement. Under the Alternative method, the Company's statutory minimum net capital requirement is anticipated to be the greater of $250 or $2.5 for each security in which it makes a market based on the average number of such markets made during the 30 days immediately preceding the computation date pursuant to SEA Rule 15c3-1(a)(2)(iii) and 15c3-1(a)(4), respectively, of the Net Capital Rule. Under no circumstances shall the firm have net capital less than that required by the provisions of SEA Rule 15c3-1(a)(2)(iii) or be required to maintain net capital of more than $1,000 unless required by SEA Rule 15c3-1(a).

As of December 31, 2024, the Company had net capital of $220,883, which was $219,883 in excess of its required net capital of $1,000.

NOTE 13 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 through March 3, 2025, the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements.